File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Gress.A **Issuer:** TransGlobe Ener **Security:** Common Sha

Transaction Number	1918558		
Security designation	Common Shares		
Opening balance of securities held	2500		
Date of transaction	2011-08-09		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities acquired	2000		
Unit price or exercise price	8.9500	Currency	Canadian Dollar
Closing balance of securities held	4500	Insider's calculated balance	
Filing date/time	2011-08-09 16:09:36		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			

Insider: Gress.A **Issuer:** TransGlobe Ener **Security:** Common Sha

Transaction Number	1918563		
Security designation	Common Shares		
Opening balance of securities held	4500		
Date of transaction	2011-08-09		
Nature of transaction	51 - Exercise of options		
Number or value of securities acquired	2000		
Unit price or exercise price	2.2900	Currency	Canadian Dollar

Closing balance of securities held	6500	Insider's calculated balance	
Filing date/time	2011-08-09 16:11:12		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			

Insider: Gress.A **Issuer:** TransGlobe Ener **Security:** Options Common

Transaction Number	1918549		
Security designation	Options (Common Shares)		
Opening balance of securities or contracts held	196100		
Date of transaction	2011-08-09		
Nature of transaction	51 - Exercise of options		
Number or value of securities or contracts acquired			
Equivalent number or value of underlying securities acquired			
Number or value of securities or contracts disposed of	2000		
Equivalent number or value of underlying securities disposed of	2000		
Unit price or exercise price	2.2900	Currency	Canadian Dollar
Conversion or Exercise price	2.2900	Currency	Canadian Dollar
Date of expiry or maturity	2013-11-12		
Closing balance of securities or contracts held	194100	Insider's calculated balance	
Filing date/time	2011-08-09 16:06:33		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			